NATURE WOOD GROUP LIMITED

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R

Via Edgar

December 31, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nature Wood Group Limited (the “Company”)

Draft Registration Statement on Form F-1

Submitted November 18, 2022

CIK No. 0001948294

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated December 15, 2022 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Summary

Prospectus Cover Page

1.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: We respectfully advise the Staff that we have revised cover page and page ii of the Amended F-1.

2.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

Response: We respectfully advise the Staff that we have revised cover page of the Amended F-1.

Prospectus Summary, page 1

3.	We note that your Risk Factors discussion is greater than fifteen pages, and that you have included bulleted lists of certain risk factors under Prospectus Summary. Please revise the bulleted lists so that the Summary of Risk Factors is a clearly marked section that is also a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised pages 3 to 4 of the Amended F-1.

Risk Factors, page 12

4.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We respectfully advise the Staff that we have revised pages 4 and 25 of the Amended F-1.

Use of Proceeds, page 42

5.	We note that you intend to use a significant portion of the proceeds from this offering for acquisition of concession rights and forest-related business as well as acquisition of factories in Europe or South America and development of new products. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. If the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C of Form 20- F.

Response: We respectfully advise the Staff that as the Company has to acquire concession rights first in order to harvest timber in the allocated concession forests, the acquisition of concession rights is actually very fundamental to our business, and we believe it ought to be deemed as part of our ordinary course of business. For further details on the description about our concession rights, please refer to the “INTANGIBLE ASSETS” paragraph on page F-27 of the Amended F-1. In addition, as at the date of this prospectus, the Company does not intend to acquire assets from affiliates of the Company or their associates, and the Company is in the process of identifying suitable acquisition opportunities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

6	We note your disclosure that inflation “significantly raised diesel prices, electricity fees as well as employee base salary, had an impact on [y]our costs of operation.” Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: We respectfully advise the Staff that we have revised pages 9 and 51 of the Amended F-1.

7.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: We respectfully advise the Staff that we have revised page 51 of the Amended F-1.

Business, page 60

8.	We note your disclosure that you have “maintained a good relationship with the suppliers and [have] not experienced any difficulties in obtaining supplies of raw materials.” Please disclose whether you have contracts with your suppliers and the material terms of such contracts. Please file any material contract as an exhibit to your registration statement.

Response: We respectfully advise the Staff that we have revised page 68 of the Amended F-1.

During the years ended December 31, 2021 and 2020 and the nine months ended September 30, 2022, the Company regularly enters into supply contracts with its suppliers (the “Contracts”) in the ordinary course of business as a vertically-integrated forestry company. Under Item 601(b)(10)(ii)(B) of Regulation S-K, agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless can be deemed not to have been made in the ordinary course of business of the registrant, and must be filed as exhibits under that Item. In order for a contract to fall under Item 601(b)(10)(ii)(B), the contract must be one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.

The Contracts shall not fall under clause (2) above as they do not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent. Clause (1) refers to “continuing contracts” under which the registrant either sells “the major part” of its products or services or purchases the major part of its goods, services or raw materials. Clause (1) above narrows the scope of contracts which fall within Item 601(b)(10)(ii)(B) by the use of the descriptive phrase “the major part” when referring to the products or services. The use of “the major part” rather than more expansive language presumably establishes a level of required sales or purchases above 50%. The plain language of this provision thus would require that the contracts are continuing in nature and call for the purchase by the Company of “the major part” of its raw materials from its largest suppliers.

While termination of the Company’s suppliers could potentially have a material adverse effect on our business, the Company’s business is not substantially dependent upon the Contracts for the following reasons:

1.	The Company did not enter into any framework or continuing agreements with its suppliers. Each of the Contracts with the suppliers were one-off in nature and the terms therein were determined on a case-by-case basis. Neither the suppliers nor the Company is under any obligation to continuously enter into contracts for the purchase of raw materials.

2.	None of the Contracts obligates the Company to purchase “the major part” of its raw materials from the suppliers.

3.	The purchases from our largest supplier accounted for approximately 13.3%, 26.8% and 25.6% of our total purchase for the years ended December 31, 2021 and 2020 and nine months ended September 30, 2022. This further supports that the Company is not “substantially dependent” on the Contracts for purchase of its raw materials.

For the reasons stated above, based on the language and context of the Item 601(b)(10)(ii)(B) filing requirement and its application to the Contracts and the Company, we believe that the Company is not “substantially dependent” on these Contracts as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K. Accordingly, the Contracts shall not be required to be filed as exhibits to its registration statement.

Management, page 85

9.	We note that you have disclosed executive compensation on an aggregate basis. Please revise disclosure to include executive compensation on an individual basis. Refer to Item 6.B on Form 20-F.

Response: We respectfully advise the Staff that we have revised page 90 of the Amended F-1.

Significant Related Party Transactions, page F-36

10.	We note your disclosure on page F-36 regarding “transactions with related parties.” Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, revise disclosure to clearly state the nature of any existing arrangements and also disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering.

Response: We respectfully advise the Staff that we have revised pages F-48 of the Amended F-1.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Hok Pan Se
Nature Wood Group Limited
Director
Encl.